Exhibit 5(i)
November 1, 2002

                          OPINION OF COUNSEL

The Board of Directors
Norfolk Southern Corporation:

As Senior General Counsel of Norfolk Southern Corporation ("Corporation"), I have acted as counsel for the Corporation in connection with the proposed registration by the Corporation of 6,000,000 shares ("Shares") of Norfolk Southern Corporation Common Stock ("Common Stock") pursuant to the terms of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies, as amended ("Plan").

This opinion is delivered in accordance with the requirements of Item 601(b)(5) of regulation S-K under the Securities Act of 1933, as amended ("Securities Act"). In furnishing this opinion, I or attorneys under my supervision have examined such documents, legal opinions and precedents, corporate and other records of the Corporation, and certificates of public officials and officers of the Corporation as I or we have deemed necessary or appropriate in the circumstances to provide a basis for the opinion set forth below. In this examination, I or they have assumed the genuineness of all signatures, the authenticity of all documents submitted as original documents and conformity to original documents of all documents submitted as certified or photostatic copies.

On the basis of the foregoing and such other investigation as I have deemed necessary, I am of the opinion that any Shares of Common Stock, when issued and delivered for the purposes described in and in accordance with the terms of the Plan, will be duly authorized, legally issued and fully paid and nonassessable.

I consent to the filing of this opinion as an Exhibit to this Registration Statement filed by the Corporation in connection with the registration under the Securities Act of 1933, as amended, of Common Stock to be issued pursuant to the Plan.



						/s/ Joseph C. Dimino, Esq.